SAFERX PHARMACEUTICALS, LLC

FINANCIAL STATEMENTS

From Inception (June 22, 2020) through December 31, 2020

Together with Independent Auditor's Report

Report of Independent Registered Public Accounting Firm

To the shareholders and the board of directors of SafeRx Pharmaceuticals, LLC

Opinion on the Financial Statements

We have audited the accompanying balance sheet of SafeRx Pharmaceuticals, LLC (the "Company") as of December 31, 2020, the related statement of operations, stockholders' equity (deficit), and cash flows for the period June 22, 2020 (Inception) through December 31, 2020 and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period June 22, 2020 (Inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s BF Borgers CPA PC
BF Borgers CPA PC

We have served as the Company's auditor since 2021
Lakewood, CO
May 24, 2021

SAFERX PHARMACEUTICALS, LLC
BALANCE SHEET

	December 31, 2020
ASSETS	
Cash	$175,149
Total Assets	$175,149
LIABILITIES & PARTNERS' CAPITAL	
Current liabilities	
Accounts payable and accrued expenses	$86,750
Interest payable	6,036
Derivative liability	724,765
Total current liabilities	817,551
Total liabilities	817,551
Convertible notes payable	180,000
Partner's Capital	
Partner's (deficit)	(822,403)
Total Partners' (Deficit)	(822,403)
Total Liabilities and Partners' Capital	$175,149

SAFERX PHARMACEUTICALS, LLC
STATEMENT OF OPERATIONS

	Inception June 22, 2020 to December 31, 2020
Revenue:	
Sales	$0
Operating Expenses:	
Administrative expenses	4,852
Consulting expenses	86,750
Total operating expenses	91,602
(Loss) from operations	(91,602)
Other expense	
Interest expense	(6,036)
Change in derivative liability	(724,765)
Income (loss) before provision for income taxes	(730,801)
Provision for income taxes	-
Net (Loss)	$ (822,403)

SAFERX PHARMACEUTICALS, LLC
STATEMENT OF CASH FLOW

	Inception June 22, 2020 to December 31, 2020
Cash Flows From Operating Activities:	
Net income (loss)	$(822,403)
Adjustments to reconcile net income to net cash	
Change in derivative liability	724,765
provided by (used for) operating activities	
Accounts payable and accrued expenses	86,750
Interest payable	6,036
Net cash provided by (used for) operating activities	(4,852)
Cash Flows From Financing Activities:	
Convertible notes payable	180,000
Net cash provided by (used for) financing activities	180,000
Net Increase (Decrease) In Cash	175,149
Cash At The Beginning Of The Period	-
Cash At The End Of The Period	$175,149

SAFERX PHARMACEUTICALS, LLC
STATEMENT OF CHANGES IN PARTNERS' CAPITAL

	Partners' Units Outstanding	Partners' Capital
Balance, June 22, 2020	500,000	$ -
Contributions		-
Distributions		-
Net income (loss)		(822,403)
Balance, December 31, 2020	500,000	$ (822,403)

SAFERX PHARMACEUTICALS, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS

SafeRx Pharmaceuticals, LLC, ("SafeRx", or the Company) was organized in Delaware on June 22, 2020 with the mission of developing novel pharmaceutical formulations intended to reduce the risk of prescription medication overdose. In response to the opioid crisis, which was declared a National Public Health Emergency in 2017, the company has committed to enhancing the safety of prescription opioids, and is focusing initial efforts on developing its patented alcohol-resistant opioid (ARO) technology designed to deter alcohol-opioid co-consumption, which per CDC statistics is associated with 22.1% of fatal prescription opioid overdoses. The company employs a virtual business model built around a small team of focused experts to manage experienced Contract Organizations (COs), thereby minimizing the capital requirements necessary for performance of clinical trials and drug product manufacturing.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with the Financial Accounting Standards Board ("FASB") "FASB Accounting Standard Codification™" (the "Codification") which is the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimates relate to income taxes and contingencies. The Company bases its estimates on historical experience, known or expected trends, and various other assumptions that are believed to be reasonable given the quality of information available as of the date of these financial statements. The results of these assumptions provide the basis for making estimates about the carrying amounts of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates.

Cash and cash equivalents

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less to be cash equivalents. On December 31, 2020, totaled $175,149.

Net Loss per Share

Net loss per common share is computed by dividing net loss by the weighted average common shares outstanding during the period as defined by Financial Accounting Standards, ASC Topic 260, "Earnings per Share." Basic earnings per common share ("EPS") calculations are determined by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per common share calculations are determined by dividing net income by the weighted average number of common shares and dilutive common share equivalents outstanding.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported in the condensed consolidated statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

Fair Value of Financial Instruments

The Company determines the fair value of its assets and liabilities based on the exchange price in U.S. dollars that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value maximize the use of observable inputs and minimize the use of unobservable inputs. The Company uses a fair value hierarchy with three levels of inputs, of which the first two are considered observable and the last unobservable, to measure fair value:

- Level 1 — Quoted prices in active markets for identical assets or liabilities.

- Level 2 — Inputs, other than Level 1, that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The carrying amounts of financial instruments such as cash, and accounts payable and accrued liabilities, approximate the related fair values due to the short-term maturities of these instruments. The carrying values of our notes payable approximate their fair values because interest rates on these obligations are based on prevailing market interest rates.

The fair value of the derivative liabilities of $724,765 on December 31, 2020 were valued using Level 3 inputs.

Recent Accounting Pronouncements

There are no recent accounting pronouncements that impact the Company's operations.

NOTE 3 – CONVERTIBLE NOTES AND DERIVATIVE LIABILITES

During 2020, the Company funded its operations through the issuance of $180,000 of 8% unsecured convertible notes to four accredited investors.

The FASB has issued authoritative guidance whereby instruments which do not have fixed settlement provisions are deemed to be derivative instruments. The conversion prices of the Notes described in Note 6 were not a fixed amount because they were either subject to an adjustment based on the occurrence of future offerings or events or they were variable. Since the number of shares is not explicitly limited, the Company is unable to conclude that enough authorized and unissued shares are available to settle the conversion option. In accordance with the FASB authoritative guidance, the conversion features have been characterized as derivative liabilities to be re-measured at the end of every reporting period with the change in value reported in the statement of operations. As of December 31, 2020, the derivative liabilities were valued using probability weighted option pricing models with the following assumptions:

	December 31, 2020
Exercise Price	$ 2.13
Stock Price	10.00
Risk-free interest rate	.10%
Expected volatility	102.13 (a)
Expected life (in years)	1.00
Expected dividend yield	0%
Fair Value:	$ 724,765

    (a) Since the Company is not publicly traded, the volatility was determined using the average volatility of three comparable public companies.

The risk-free interest rate was based on rates established by the Federal Reserve Bank. The Company uses the historical volatility of its common stock to estimate the future volatility for its common stock. The expected life of the conversion feature of the notes was based on the remaining term of the notes. The expected dividend yield was based on the fact that the Company has not customarily paid dividends in the past and does not expect to pay dividends in the future.

NOTE 3 – EQUITY

The Company was formed as an LLC on June 22, 2020 with 1,000,000 partnership units authorized. As of December 31, 2020 there were 500,000 partnership units outstanding. Since inception there have been no capital contributions or distributions.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company did not have any contractual commitments as of December 31, 2020.

NOTE 5 – SUBSEQUENT EVENTS

In accordance with SFAS 165 (ASC 855-10) management has performed an evaluation of subsequent events through the date that the financial statements were available to be issued and has determined that it does not have any material subsequent events to disclose in these financial statements.